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                         October 5, 2021

       Richard Eisenstadt
       Chief Financial Officer
       Aytu BioPharma, Inc.
       373 Inverness Parkway, Suite 206
       Englewood, Colorado 80112

                                                        Re: Aytu BioPharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 28,
2021
                                                            File No. 333-259862

       Dear Mr. Eisenstadt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Anthony W. Epps, Esq.